EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Year ended December 31					,
(in millions)	2004	2003	2002	2001	2000

Earnings, including interest on deposits (1):
Income before income tax expense and effect of change in accounting principle	$10,769	$9,477	$8,854	$5,460	$6,526
Fixed charges	4,017	3,606	4,155	6,893	8,022

	$14,786	$13,083	$13,009	$12,353	$14,548

Preferred dividend requirement	$—	$3	$4	$14	$17
Ratio of income before income tax expense and effect of change in accounting principle to net income before effect of change in accounting principle	1.54	1.53	1.55	1.60	1.63

Preferred dividends (2)	$—	$5	$6	$22	$28

Fixed charges (1):
Interest expense	3,817	3,411	3,977	6,741	7,860
Estimated interest component of net rental expense	200	195	178	152	162

	4,017	3,606	4,155	6,893	8,022

Fixed charges and preferred dividends	$4,017	$3,611	$4,161	$6,915	$8,050

Ratio of earnings to fixed charges and preferred dividends (3)	3.68	3.62	3.13	1.79	1.81

Earnings excluding interest on deposits:
Income before income tax expense and effect of change in accounting principle	$10,769	$9,477	$8,854	$5,460	$6,526
Fixed charges	2,190	1,993	2,236	3,340	3,933

	$12,959	$11,470	$11,090	$8,800	$10,459

Preferred dividends (2)	$—	$5	$6	$22	$28

Fixed charges:
Interest expense	3,817	3,411	3,977	6,741	7,860
Less interest on deposits	1,827	1,613	1,919	3,553	4,089
Estimated interest component of net rental expense	200	195	178	152	162

	2,190	1,993	2,236	3,340	3,933

Fixed charges and preferred dividends	$2,190	$1,998	$2,242	$3,362	$3,961

Ratio of earnings to fixed charges and preferred dividends (3)	5.92	5.74	4.95	2.62	2.64

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.
(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.